                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                            ------------------------

                                Amendment No. 1
                                       to
                                 SCHEDULE 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                            ------------------------

                             DE ANZA PROPERTIES - X
                           (Name of Subject Company)

                              MORAGA CAPITAL, LLC
                                    (Bidder)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                     (CUSIP Number of Class of Securities)

                            ------------------------

Michael L. Ashner                               Copy to:
Jericho Associates, L.P.                        Mark I. Fisher, Esq.
100 Jericho Quandrangle, Ste. 214               Rosenman & Colin
Jericho, New York 11753                         575 Madison Avenue
                                                New York, New York  10022

                                                Copy to:
C.E. Patterson                                  Paul J. Derenthal, Esq.
MacKenzie Patterson Inc.                        Derenthal & Dannhauser
1640 School Street, Suite 100                   455 Market Street, Suite 1600
Moraga, California  94556                       San Francisco, California  94105
(510) 631-9100                                  (415) 243-8070

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                      Communications on Behalf of Bidder)

            This Amendment No. 1 to Schedule 14D-1 amends the Schedule 14D-1 filed November 29, 1995 (the "Schedule") by Moraga Capital, LLC (the "Purchaser"), as set forth below.

Item 11.    Material to be Filed as Exhibits.


            The response set forth in Item 11 of the Schedule is amended by adding the following exhibit:

            (a)(4)  Form of Letter to Unitholders dated December 12, 1995

                                   SIGNATURES

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      December 13, 1995

MORAGA CAPITAL, LLC

BY ITS MEMBERS:

JERICHO ASSOCIATES, L.P.

By:         /s/ MICHAEL L. ASHNER                           December 13, 1995
            ---------------------                           -----------------
            Michael L. Ashner,                              Date
            Its General Partner

MORAGA PARTNERS, INC.

By:         /s/ C.E. PATTERSON                              December 13, 1995
            -----------------------                         -----------------
            C.E. Patterson, President                       Date

CAL-KAN, INC.

By:         /s/ C.E. PATTERSON                              December 13, 1995
            -----------------------                         -----------------
            C.E. Patterson, President                       Date

LP SECONDARY MARKET FUND, L.P.

By:         MacKenzie Patterson, Inc.,
            Its General Partner

            By:     /s/ C.E. PATTERSON                      December 13, 1995
                    -----------------------                 -----------------
                    C.E. Patterson, President               Date

MACKENZIE SPECIFIED INCOME FUND,
  A CALIFORNIA LIMITED PARTNERSHIP

By:         MacKenzie Patterson, Inc.,
            Its General Partner

            By:     /s/ C.E. PATTERSON                      December 13, 1995
                    -----------------------                 -----------------
                    C.E. Patterson, President               Date

MACKENZIE PATTERSON SPECIAL FUND,
  A CALIFORNIA LIMITED PARTNERSHIP

By:         MacKenzie Patterson, Inc.,
            Its General Partner

            By:     /s/ C.E. PATTERSON                      December 13, 1995
                    -----------------------                 -----------------
                    C.E. Patterson, President               Date

PREVIOUSLY OWNED MORTGAGE PARTNERSHIPS
  INCOME FUND 3, L.P.

By:         MacKenzie Patterson, Inc.,
            Its General Partner

            By:     /s/ C.E. PATTERSON                      December 13, 1995
                    -----------------------                 -----------------
                    C.E. Patterson, President               Date

CFS SECONDARY MARKET FUND, L.P.

            By:     /s/ WILLIAM R. COUSINS                  December 13, 1995
                    ----------------------                  -----------------
                    William R. Cousins,                     Date
                    Its General Partner

MORAGA FUND 1, L.P.

By:         Moraga Partners, Inc.,
            Its General Partner

            By:     /s/ C.E. PATTERSON                      December 13, 1995
                    -----------------------                 -----------------
                    C.E. Patterson, President               Date

ACCELERATED HIGH YIELD INCOME FUND I, L.P.

By:         MacKenzie Patterson, Inc.,
            Its General Partner

            By:     /s/ C.E. PATTERSON                      December 13, 1995
                    -----------------------                 -----------------
                    C.E. Patterson, President               Date

ACCELERATED HIGH YIELD INCOME FUND II, L.P.

By:         MacKenzie Patterson, Inc.,
            Its General Partner

            By:     /s/ C.E. PATTERSON                      December 13, 1995
                    -----------------------                 -----------------
                    C.E. Patterson, President               Date

ACCELERATED HIGH YIELD GROWTH FUND I, L.P.

By:         MacKenzie Patterson, Inc.,
            Its General Partner

            By:     /s/ C.E. PATTERSON                      December 13, 1995
                    -----------------------                 -----------------
                    C.E. Patterson, President               Date

                                 EXHIBIT INDEX


Exhibit             Description                                                               Page
-------             -----------                                                               ----
(a)(4)      Form of Letter to Unitholders dated December 12, 1995